# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lunai Bioworks Inc., CIK 0001527728
CUSIP: 236078101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: CENTURY CITY MEDICAL PLAZA, 2080 CENTURY CITY EAST, SUITE 906 LOS ANGELES, California (CA), 90067
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088233

## Reporting persons
- Laksya Ventures Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,163,978; sole dispositive power 0; shared dispositive power 22,163,978; aggregate amount beneficially owned 22,163,978 (9.6% of the class)
  Comment: 1. Represents 18,997,168 Shares held by Laksya Ventures, Inc. ("Laksya Ventures") that were issued upon conversion of convertible notes as reflected on the Form 8-K of Lunai Bioworks, Inc., a Delaware corporation ("Issuer"), filed with the SEC on July 9, 2025, 500,000 shares of common stock held directly by Laksya Ventures, and 2,666,810 shares of common stock held by Mr. Persh. Laksya Ventures is beneficially owned and controlled by Mr. Persh, who exercises sole voting and investment power.
  2. Based on 230,928,963 shares of common stock, $0.0001 par value per share, issued and outstanding as of July 15, 2025, as per the Issuer's Schedule 14A filed with the SEC on July 30, 2025.
- Neil Persh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,163,978; sole dispositive power 0; shared dispositive power 22,163,978; aggregate amount beneficially owned 22,163,978 (9.6% of the class)
  Comment: 1. Represents 18,997,168 Shares held by Laksya Ventures Inc., ("Laksya Ventures") that were issued upon conversion of convertible notes as reflected on the Form 8-K of Lunai Bioworks, Inc., a Delaware corporation ("Issuer"), filed with the SEC on July 9, 2025, 500,000 shares of common stock held directly by Laksya Ventures, and 2,666,810 shares of common stock held by Mr. Persh. Laksya Ventures is beneficially owned and controlled by Mr. Persh, who exercises sole voting and investment power.
  2. Based on 230,928,963 shares of common stock, $0.0001 par value per share, issued and outstanding as of July 15, 2025, as per the Issuer's Schedule 14A filed with the SEC on July 30, 2025.

## Item 1. Issuer
Name of issuer: Lunai Bioworks Inc.
Address of issuer's principal executive offices: CENTURY CITY MEDICAL PLAZA, 2080 CENTURY CITY EAST, SUITE 906 LOS ANGELES, CALIFORNIA, 90067.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Laksya Ventures Inc., a New York corporation ("Laksya Ventures"), and Neil Persh ("Mr. Persh" and, together with Laksya Ventures, collectively, the "Reporting Persons").

Laksya Ventures is a corporation owned and controlled by Mr. Persh, and in such capacity, exercises the sole voting and investment power over the Shares of the Company held for the account of Laksya Ventures.
Address of principal business office or, if none, residence: 888 7th Avenue, 40th Floor, New York, NY 10019
Citizenship: Laksya Ventures is a New York corporation. Mr. Persh is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All percentages of Shares outstanding contained herein are based on 230,928,963 Shares of the Company issued and outstanding as of July 15, 2025, as disclosed on the Company's Schedule 14A filed with the SEC on July 30, 2025.
As of the date hereof, Laksya Ventures may be deemed to have beneficial ownership of 22,163,978 Shares.
As of the date hereof, Mr. Persh may be deemed to have beneficial ownership of 22,163,978 Shares, representing 2,666,810 Shares held directly by Mr. Persh and 19,497,168 Shares held by Laksya Ventures.
Percent of class: The Shares beneficially owned by the Reporting Persons represent 9.6% of the total outstanding Shares.
Sole power to vote or to direct the vote: Mr. Persh may be deemed to have the sole power to vote or direct the vote of all of the 22,163,978 Shares.
Shared power to vote or to direct the vote: Laksya Ventures may be deemed to share the power to vote or direct the vote of all of the 22,163,978 Shares with Mr. Persh.
Sole power to dispose or to direct the disposition: Mr. Persh may be deemed to have the sole power to dispose or direct the disposition of all of the 22,163,978 Shares.
Shared power to dispose or to direct the disposition: Laksya Ventures may be deemed to share the power to dispose or direct the disposition of all of the 22,163,978 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Laksya Ventures Inc.: /s/ Neil Persh, Chief Executive Officer (09/26/2025)
- Neil Persh: /s/ Neil Persh, Self (09/26/2025)